                                                  Exhibit E.4








                      ARTHUR ANDERSEN LLP




                      OCEAN STATE POWER II

                      FINANCIAL STATEMENTS
                AS OF DECEMBER 31, 1996 AND 1995
                 TOGETHER WITH AUDITORS' REPORT

                      ARTHUR ANDERSEN LLP


            REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Management Committee of
Ocean State Power II:

We have audited the accompanying balance sheets of Ocean State Power II (a Rhode Island partnership) as of December 31, 1996 and 1995, and the related statements of income, changes in partners' capital and cash flows for the years then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, these financial statements were prepared in accordance with the accounting requirements of the Federal Energy Regulatory Commission as set forth in its applicable Uniform System of Accounts and published accounting releases, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ocean State Power II as of December 31, 1996 and 1995, and the results of its operations and its cash flows for the years then ended, in accordance with the accounting requirements of the Federal Energy Regulatory Commission as set forth in its applicable Uniform System of Accounts and published accounting releases.


s/Arthur Andersen LLP

Boston, Massachusetts
March 17, 1997

                              OCEAN STATE POWER II

                  BALANCE SHEETS - DECEMBER 31, 1996 AND 1995

                             (DOLLARS IN THOUSANDS)

                                     Assets
   1996                                                        1995
   ----                                                        ----
Electric Plant, at original cost                              $176,525   $175,622

   Less-Accumulated depreciation and amortization (Note 2)   45,142      36,430
                                                           --------    --------
                                                            131,383     139,192

CONSTRUCTION WORK IN PROGRESS                                 2,866         430
                                                           --------    --------
   Net electric plant                                          134,249    139,622
                                                              --------   --------

CURRENT ASSETS:
   Cash and cash equivalents                                       516      1,103
   Accounts receivable -
     Affiliated companies (Notes 1, 3 and 6)                 12,899      13,751
     Other                                                    4,202       4,323
   Inventories -
     Fuel                                                       597         693
     Materials and supplies                                   6,031       3,683
   Prepayments                                                  297         209
                                                           --------    --------
     Total current assets                                    24,542      23,762
                                                           --------    --------

DEFERRED CHARGES AND OTHER ASSETS:
   Prepaid rent (Note 6)                                      1,116       1,191
   Unamortized debt expense (Note 2)                          1,089       1,767
   Site restoration fund (Note 2)                             5,383       4,043
   Other                                                        202         212
                                                           --------    --------

     Total deferred charges and other assets                  7,789       7,213
                                                           --------    --------
     Total assets                                          $166,580    $170,597
                                                           ========    ========
                       Partners' Capital and Liabilities

CAPITALIZATION:
   Partners' capital (see accompanying statement)           $72,713     $76,502
   Long-term debt, net of current maturities (Note 4)        70,579      74,421
                                                           --------    --------
     Total capitalization                                   143,292     150,923
                                                           --------    --------
CURRENT LIABILITIES:
   Current maturities of long-term debt                       5,141       5,141
   Accounts payable and accrued expenses-
     Affiliated companies                                     2,552       2,164
     Other                                                    6,778       4,561
   Accrued interest on debt                                     238         251
                                                           --------    --------

   Total current liabilities                                 14,709      12,117
                                                           --------    --------
COMMITMENTS AND CONTINGENCIES (Note 5)

RESERVES AND DEFERRED CREDITS:
   Deferred federal income taxes payable
     by partners (Notes 2 and 7)                              3,196       3,514
   Site restoration reserve (Note 2)                          5,383       4,043

                                                           --------    --------

     Total reserves and deferred credits                      8,579       7,557
                                                           --------    --------
     Total partners' capital and liabilities               $166,580    $170,597

   The accompanying notes are an integral part of these financial statements.

                              OCEAN STATE POWER II

                              STATEMENTS OF INCOME

                 FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995

                             (DOLLARS IN THOUSANDS)

     1996                                                      1995

ELECTRIC OPERATING REVENUES (Notes 1 and 2)                   $101,508    $98,980
                                                               -------    -------

OPERATING EXPENSES:
   Fuel costs                                                   54,051     46,252
   Operating expense                                            11,098     12,684
   Maintenance expense                                           2,960      4,416
   Depreciation and site restoration (Note 2)                    9,886      9,863
   Income taxes payable by partners (Notes 2 and 7)              5,395      6,042
   Property taxes and payments in lieu of taxes (Note 5)         1,711      1,646
                                                               -------    -------
                                                                85,101     80,903
                                                               -------    -------
     Operating income                                        16,407     18,077

OTHER INCOME (EXPENSE):
   Allowance for other funds used during
     construction (Note 2)                                       69         32
   Interest income                                              219        224
   Other, net                                                   (35)       (45)
                                                            -------    -------
                                                                253        211
                                                            -------    -------
     Income before interest charges                          16,660     18,288
                                                            -------    -------
INTEREST CHARGES:
   Long-term debt (Note 4)                                    6,596      7,078
   Allowance for borrowed funds used during construction (Note 2)          (34)          (16)
                                                            -------    -------
                                                              6,562      7,062
                                                            -------    -------
     Net income                                             $10,098    $11,226
                                                            =======    =======

   The accompanying notes are an integral part of these financial statements.


                                       OCEAN STATE POWER II

                            STATEMENTS OF CHANGES IN PARTNERS' CAPITAL
                          FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995

                                      (DOLLARS IN THOUSANDS)


                                                          EUA         Narragansett
                                          TCPL         Ocean State         Energy      JMC Ocean
                                        Power Ltd.        Corp.         Resources Co.  State Corp.    Total

PARTNERSHIP INTEREST          40.0%          29.9%          20.0%            10.1%        100.0%

BALANCE, DECEMBER 31, 1994       $ 31,874       $ 23,825       $ 15,937         $  8,048     $ 79,684

  Net income                        4,490          3,357          2,245            1,134       11,226

  Current federal income
  taxes payable by partners
  (Notes 2 and 7)                   2,557          1,911          1,278              646        6,392

  Distributions                    (8,320)        (6,219)        (4,160)          (2,101)     (20,800)
                                 --------        -------        -------          -------     --------

BALANCE, DECEMBER 31, 1995         30,601         22,874         15,300            7,727       76,502

  Net income                        4,039          3,019          2,020            1,020       10,098

  Current federal income
  taxes payable by partners
  (Notes 2 and 7)                   2,285          1,709          1,142              577        5,713

  Distributions                    (7,840)        (5,860)        (3,920)          (1,980)     (19,600)
                                 --------        -------        -------          -------     --------

BALANCE, DECEMBER 31, 1996        $29,085        $21,742        $14,542           $7,344      $72,713
                                 ========        =======        =======          =======     ========


                        The accompanying notes are an integral part of these financial statements.

                      OCEAN STATE POWER II

                    STATEMENTS OF CASH FLOWS
         FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995

                     (DOLLARS IN THOUSANDS)
                                                  1996      1995
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                            10,098            $11,226
  Adjustments to reconcile net income to net cash
    provided by operating activities -
  Income taxes payable by partners                          5,395                                6,042
  Depreciation                                              8,764                                8,741
  Provision for site restoration                            1,122                                1,122
  Site restoration interest                                   218                                  345
  Amortization of debt expense                                678                                  878
  Allowance for other funds used during construction          (69)                                 (32)
  Asset disposition                                           560                                    -
  Salvage                                                     108                                  123
  Changes in assets and liabilities -
     Accounts receivable                                      973                                  681
     Inventories                                           (2,813)                                 663
     Prepayments                                              (88)                                 (44)
     Prepaid rent                                              75                                   76
     Accounts payable and accrued expenses                  2,605                               (1,056)
     Accrued interest                                         (13)                                 (32)
     Other assets and liabilities                              80                                   31
          --------                                       --------
        Net cash provided by operating activities          27,693                               28,764
          --------                                       --------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures                                     (3,499)                              (1,064)
  Site restoration fund                                    (1,340)                              (1,467)
          --------                                       --------
        Net cash used for investing  activities            (4,839)                              (2,531)
          --------                                       --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of long-term debt                  1,300                                  600
  Distributions to partners                               (19,600)                             (20,800)
  Repayment of long-term debt                              (5,141)                              (5,141)
          --------                                       --------
        Net cash used for financing activities            (23,441                              (25,341)
          --------                                       --------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS         (587)                                 892

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                1,103                                  211
          --------                                       --------
CASH AND CASH EQUIVALENTS, END OF YEAR                   $    516                             $  1,103
          ========                                       ========
CASH PAID FOR INTEREST                                   $  5,930                             $  6,230
          ========                                       ========

The accompanying notes are an integral part of these financial statements.

                      OCEAN STATE POWER II

                 NOTES TO FINANCIAL STATEMENTS
                       DECEMBER 31, 1996

(1)  ORGANIZATION AND BUSINESS

     Organization and Management

     Ocean State Power II (OSP II) is a Rhode Island general partnership with four general partners (see Note 3). OSP II is managed by a committee of representatives from each of the partners and has no employees. Plant operations and project administration are performed under various contractual arrangements, as described below.

     Business

     OSP II was formed to construct, own and operate a combined-cycle electric generating plant located in Burrillville, Rhode Island, adjacent to a second generating plant that is operated by an affiliate, Ocean State Power (OSP). The plant's average net capacity is approximately 250 megawatts, and it is fired by natural gas purchased under a firm, 20-year gas purchase contract. The plant commenced commercial operations on October 1, 1991. The plant's capacity and energy output are being sold under 20-year take-or-pay unit power agreements to three investor-owned utilities located in Massachusetts and Rhode Island. These utilities are obligated to pay their portion of OSP II's total costs, including amounts for income taxes payable by partners, and a return on invested capital. The price of the energy sold is determined based on a Federal Energy Regulatory Commission (FERC)-filed cost-of-service contract with an adjustment factor for unit availability. The following utilities have agreed to purchase electricity generated in the following proportions:


        Power
      Purchase
         Power Purchaser         Affiliate of            Percentage
         ---------------         ------------       -----------

     Boston Edison Company           -                    23.5%
     New England Power Company  Narragansett Energy Resources
                           Company                        48.5
     Montaup Electric Company   EUA Ocean State Corporation    28.0
                                                            -----
                                                          100.0%
                                                          ======
(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Regulation

     OSP II's rates, operations, accounting and other matters are subject to the regulatory authority of the FERC and other federal and state agencies. Certain gas transportation agreements are also subject to regulation by Canadian authorities.

                      OCEAN STATE POWER II

                 NOTES TO FINANCIAL STATEMENTS
                       DECEMBER 31, 1996

                          (Continued)


(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Regulation (Continued)

     OSP II is subject to the provisions of Statement of Financial Accounting Standards (SFAS) No. 71, Accounting for Certain Types of Regulation, and therefore, certain of the accounting principles followed may differ from enterprises in general to reflect the economic effect of rate actions of the FERC. See Note 5 for a discussion of industry restructuring and the related uncertainties associated with accounting for regulated businesses.

     Allowance for Funds Used During Construction

     OSP II capitalizes an allowance for funds used during construction (AFUDC), which represents the net cost of borrowed funds used for construction purposes and a reasonable rate of return on OSP's II equity when used. These costs will be recovered over the service life of the plant in the form of revenue collected to recover depreciation expense.

     Electric Operating Revenues

     OSP II bills its customers monthly based on estimates in accordance with the agreements described in Note 1, with a subsequent true-up to reflect actual costs. Amounts due from customers at year-end, but not yet reflected in customers' bills, totaled approximately $618,000 in 1996 and $100,000 in 1995 and are included in accounts receivable.

     The unit power agreements contain incentive provisions related to the performance of the facility. These incentives provide for bonuses payable to OSP II based on the extent to which the electrical capability of the plant exceeds target performance levels. Alternatively, these incentives provide for decreases in capacity charges payable by power purchasers based on the extent to which the electrical capability of the plant falls below target levels. OSP II has billed and recorded revenues related to these performance incentives of $3.2 million in 1996 and $3.4 million in 1995.

     Unamortized Debt Expense

     Unamortized debt expense represents the costs incurred related to project financing and are amortized using the effective interest rate method over the original life of the debt.

                      OCEAN STATE POWER II

                 NOTES TO FINANCIAL STATEMENTS
                       DECEMBER 31, 1996

                          (Continued)

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Depreciation and Site Restoration

     Depreciation is provided to allocate the cost of OSP II's electric plant on a straight-line basis over the following estimated useful lives:

             Plant and equipment        20 years
             Furniture and fixtures     5 years

     Following a termination of operations, OSP II is obligated to restore the site to its original preconstruction condition. Based on a study conducted in 1991, the estimated cost, in future dollars, for OSP and OSP II is approximately $65 million. OSP II accrues for one half of the estimated site restoration costs over the life of the plant; OSP is responsible for the remaining half of the estimated costs. The estimate of site restoration is based on a number of assumptions. The future dollars estimate was determined by inflating individual costs from mid-1993 to the anticipated date of expenditure, expressed at six-month periods, at an annual 4.5% inflation rate. The 1994 FERC Settlement Agreement assumes an after-tax rate of return on amounts collected for site restoration of 5.5%, with collections beginning in November 1991 and continuing through October 2011. Changes in assumptions for such things as labor and material costs, technology, inflation and the timing of site restoration could cause this estimate to change in the near term. OSP II recognizes the relative uncertainties associated with site restoration, including its changing technology and the possibility of new requirements of law, and therefore recognizes the need to monitor and adjust site restoration collections through supplemental rate filings with the FERC.

     Funds are deposited into a trust pending their ultimate use. In accordance with SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, OSP and OSP II have classified their site restoration funds as available-for-sale securities and reflected them at fair market value on the accompanying balance sheets. The investment income is retained within the trust account. The cost and fair market value of the site restoration fund at December 31, 1996 were $4,920,000 and $5,383,000, respectively, and at
     December 31, 1995 were $3,798,000 and $4,043,000,
     respectively.

     The staff of the Securities and Exchange Commission has questioned certain current accounting practices of the electric utility industry regarding the recognition, measurement and classification of decommissioning costs for nuclear generating stations in financial statements of electric utilities. In response to those questions, the Financial Accounting Standards Board (FASB) has initiated a review of the accounting for such costs. The FASB has considered several approaches, including recording the entire estimated liability for decommissioning costs

                      OCEAN STATE POWER II

                 NOTES TO FINANCIAL STATEMENTS
                       DECEMBER 31, 1996

                          (Continued)

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Depreciation and Site Restoration (Continued)

     initially, rather than accruing the costs over the operating life of the generating unit. OSP II believes that such an accounting change, if adopted by the FASB, would not adversely affect OSP II's results of operations due to its ability to recover decommissioning costs through rates.

     Cash and Cash Equivalents

     OSP II considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

     Income Taxes

     Income taxes are the responsibility of the partners and are not reflected in the financial statements of partnerships under generally accepted accounting principles. However, the billing calculation includes an allowance for income taxes, and the FERC requires that OSP II record this provision on its records to reflect the income taxes calculated as if OSP II were a taxable corporation. The provisions for current and deferred income taxes payable by partners are recorded without regard to whether each partner could utilize its share of the OSP II tax deductions. Partners' capital and the net investment base are reduced by the amount equivalent to accumulated deferred federal income taxes payable by partners in calculating the allowed return.

     OSP II recognizes, in accordance with SFAS No. 109, Accounting for Income Taxes, tax assets and liabilities for the cumulative effect of all temporary differences between financial statement carrying amounts and the tax bases of assets and liabilities. The standard also requires the adjustment of deferred tax liabilities or assets for an enacted change in tax laws or rates, among other things.

     Use of Estimates

     The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Reclassifications

     Certain amounts in OSP II's prior-year financial statements have been reclassified to conform with the current year's presentation.

                      OCEAN STATE POWER II

                 NOTES TO FINANCIAL STATEMENTS
                       DECEMBER 31, 1996

                          (Continued)


(3)  PARTNERS' CAPITAL

     The general partners, along with their respective equity interests, at December 31, 1996 are as follows:


      Equity
     Partner                       Affiliate of          Interest
  TCPL Power Ltd.          TransCanada PipeLines Limited          40.0%
  EUA Ocean State Corporation Eastern Utilities Associates             29.9
  Narragansett Energy
    Resources Company      New England Electric System            20.0
  JMC Ocean State Corporation J. Makowski Company, Inc.           10.1
                                                  -----
                                                  100.0%
                                                  =====

(4)  DEBT

     OSP Finance Company is a finance affiliate of OSP and OSP II (the Partnerships), and each Partnership owns 50% of its common stock. OSP Finance Company's single purpose is to provide long-term financing for the Partnerships. In October 1992, OSP Finance Company issued senior notes to various institutional investors in three tranches with fixed interest rates and varying maturity dates. Upon receipt of the senior note proceeds, OSP Finance Company extended loans to Partnerships, with terms the same as the senior notes.

     On July 20, 1994, the Partnerships entered into a revolving secured credit agreement (the Revolver) with a commercial bank for $15,000,000. The Partnerships must pay an annual commitment fee of .15% on the unused portion of the Revolver. Principal borrowings under the Revolver are payable in full at maturity. The Revolver expires on July 20, 2001 and bears interest at varying rates. The interest rate at December 31, 1996 and 1995 was 6.031% and 6.125%, respectively.

     Debt outstanding at December 31, 1996 is as follows (dollars in thousands):

                                     OSP       OSP II     Total
       6.96% Series A senior notes due
          June 15, 2002                      $32,699    $28,028    $60,727
       7.92% Series B senior notes due
          February 15, 2006                              22,077     18,923              41,000
       8.21% Series C senior notes due
          September 15, 2011                             31,231     26,769              58,000
       Revolving line of credit                4,500      2,000      6,500
                                             -------    -------   --------
         Total long-term debt                 90,507     75,720    166,227

       Less Current maturities                 5,998      5,141     11,139
                                             -------    -------   --------
       Long-term debt,
        excluding current maturities         $84,509    $70,579   $155,088
                                              ======     ======    =======

                      OCEAN STATE POWER II

                 NOTES TO FINANCIAL STATEMENTS
                       DECEMBER 31, 1996

                          (Continued)

(4)  DEBT (Continued)

     The Partnerships are guarantors of the senior note agreement and the Revolver on a joint and several basis. The senior notes and amounts outstanding under the Revolver are collateralized by assignment of the rights and interest in all of the Partnerships' unit power agreements and all resulting proceeds with the exception, however, of revenues under the unit power agreements that are attributable to domestic gas transportation, on which the domestic gas transporter has a first lien.

     The senior note agreement and the Revolver contain certain covenants, including restrictions on the creation of liens, sale of assets, amendment of agreements and the incurrence of additional indebtedness.

     OSP II's share of the senior notes matures at $5,141,000 per year over the life of the senior notes.


(5)  COMMITMENTS AND CONTINGENCIES

     OSP II has entered into various agreements in connection with the operation of the power plant. OSP II is obligated under the following agreements/commitments.

     Gas Supply and Transportation

     OSP II has firm, 20-year gas purchase contracts with two Canadian suppliers for the purchase of 25,000 Mcf from each supplier per day or a total minimum of 12,318,750 Mcf per year, to be delivered to the U.S./Canadian border. One of the gas purchase contracts was entered into with an affiliate of TCPL Power Ltd., a general partner. OSP II may also purchase additional quantities of gas as available.
     The contract prices are based on an initial base price, subject to monthly adjustments based on changes in the New England Power Pool's (NEPOOL) Fossil Fuel Index price.
     These contracts provide OSP II with its primary fuel supply while maintaining other gas supply options and oil as backups.

     OSP II has a firm, 20-year fuel transportation agreement with Tennessee Gas Pipeline Company for delivery of natural gas from the U.S./Canadian border to the plant. The agreement may be extended beyond 20 years on a year-by-year basis.

                      OCEAN STATE POWER II

                 NOTES TO FINANCIAL STATEMENTS
                       DECEMBER 31, 1996

                          (Continued)

(5)  COMMITMENTS AND CONTINGENCIES (Continued)

     Tax Treaty

     The Partnerships entered into a tax treaty with the Town of Burrillville, Rhode Island, providing for annual payments to the town in lieu of any taxes that would normally be assessed. Payments are to be made quarterly over the 20-year period through 2011 and are to be shared equally by the Partnerships. The total payments for OSP II for each of the five years subsequent to December 31, 1996 are as follows (dollars in thousands):

                    1997                       1,520
                    1998                       1,671
                    1999                       1,774
                    2000                       1,774
                    2001                       1,774


     Other Commitments

     As part of the costs incurred to obtain the site on which the power unit is constructed, OSP II has entered into certain agreements that provide for payments in lieu of taxes in addition to the tax treaty above. OSP II agreed to make annual payments to the scholarship and community service foundations in Burrillville, Rhode Island, and Uxbridge, Massachusetts, as well as to the Harrisville, Rhode Island, fire district in anticipation of any services to be rendered. Payments are to be made annually over the 20-year life and are to be shared equally by OSP and OSP II.

     Deferred Revenues

     OSP II filed its 1995 supplement to its rate schedules with the FERC on February 1, 1995, setting forth its proposed Return on Equity (ROE) of 12.90% for 1995. Three parties challenged OSP II's determination of the ROE and requested a hearing to determine the appropriate ROE for 1995. After a hearing was set, OSP II submitted an offer to settle the proceedings at an ROE of 12.33%, which the presiding administrative law judge certified to the FERC. The parties are currently waiting for the FERC's decision on whether to approve the settlement offer. At December 31, 1996, OSP II has deferred revenue recognition of $881,000 for the difference between 12.90% and 12.33%, OSP II's estimated result of the proceedings.

                      OCEAN STATE POWER II

                 NOTES TO FINANCIAL STATEMENTS
                       DECEMBER 31, 1996

                          (Continued)

(5)  COMMITMENTS AND CONTINGENCIES (Continued)

       Industry Restructuring

       The states in which OSP II's partners and power purchasers are based have utility restructuring plans in different stages of development or implementation. Some, such as Massachusetts, call for an earlier initiation of retail competition and divestiture of generation assets, as well as providing for other arrangements for recovery of stranded costs.

       OSP II believes that there are many uncertainties associated with any major restructuring of the electric utility industry. Among them are: the positions that will ultimately be taken by the various New England states and their regulatory agencies and their applicability to OSP II; the role of the FERC in any restructuring involving OSP II and the ultimate positions it will take on relevant issues within its jurisdiction; to what extent the United States Congress will take legislative action and, if it does, with what results; whether the necessary political consensus can be reached on the significant and complex issues involved in changing the long-standing structure of the electric utility industry; and to what extent electric utilities will be permitted to recover their strandable costs. OSP II cannot predict what form the restructuring of the electric utility industry will take, or what effect any resulting restructuring will have on OSP II's business operations or financial results.

                      OCEAN STATE POWER II

                 NOTES TO FINANCIAL STATEMENTS
                       DECEMBER 31, 1996

                          (Continued)

(6)  RELATED PARTIES

       Ground Lease

       OSP II entered into an agreement to lease certain property on which OSP II was constructed from OSP. The original lease term expires on December 31, 2011 and is renewable in five-year periods through September 2088. The lease may be terminated by OSP II with the appropriate written notice to OSP during the initial term. OSP may terminate the lease only upon its purchase of OSP II's power unit.

       Under the provisions of the lease, OSP II paid approximately $1.1 million of initial rent upon receipt of its construction financing. OSP II has classified amounts under this provision as prepaid rent to be amortized over the life of the lease.

       OSP has an option to acquire OSP II's power unit at any time at a price equal to the greater of its fair value or any amounts due under any mortgage on the unit.

       Common Facilities Lease

       OSP II entered into an agreement to lease from OSP an undivided interest in certain common facilities. The basic term expires on September 30, 1997 and may be extended in five-year increments through September 2088. Rent is payable in an amount equal to OSP II's share of the monthly investment cost of the common facilities for the basic term of the lease and an amount equal to a fair market rental value of the leased property thereafter. OSP II is obligated to share in the costs of maintaining the facility and has an option to purchase its undivided interest in the common facilities for its appraised fair market values. The lease may be terminated by OSP II upon written notice and payment of certain rents based on the fair market value during the canceled term.

       Project Administration Agent

       Effective October 1, 1996, TransCanada Power (TCP), a division of TransCanada Energy Ltd., an affiliate of one of the general partners, was appointed project administration agent to manage the day-to-day affairs of OSP II. TCP is compensated at agreed-upon billing rates that are adjusted annually. TCP was paid approximately $137,000 for services provided in 1996. The prior administration agent, J. Makowski Management Corp., was paid approximately $586,000 in 1996 and $1,076,000 in 1995 for services rendered.

                      OCEAN STATE POWER II

                 NOTES TO FINANCIAL STATEMENTS
                       DECEMBER 31, 1996

                          (Continued)

(6)  RELATED PARTIES (Continued)

       Interconnection Facility

       OSP and OSP II entered into an agreement to lease the interconnection facility from Blackstone Valley Electric Company (BVE), an affiliate of Eastern Utilities Associates. Rent payments are to be paid monthly over the 20-year period through 2011 and are to be shared equally by OSP and OSP II. OSP II paid BVE approximately $637,000 in 1996 and $649,000 in 1995 for use of the interconnection facility.

       Gas Layoff Sales

       During the years ended December 31, 1996 and 1995, OSP II made the following sales of available gas at market prices to the following affiliated entities (dollars in thousands):

                                                   1996               1995
     US Generating Corp. (an affiliate of
      JMC Ocean State Corporation
     OSP                                           $ 27             $    -
     Selkirk Cogen Partners (an affiliate
      of JMC Ocean State Corporation)                 -              1,354
     Altresco Pittsfield, L.P.(an affiliate
      of JMC Ocean State Corporation)                 -                124
     New England Power Company                                  -            94
     MASSPOWER (An affiliate of JMC Ocean
      State Corporation)                              -                 74


(7)  PROVISION FOR INCOME TAXES PAYABLE BY PARTNERS

     OSP II provides an amount equal to income tax expense as if it were a separate corporation, and this amount is a component of cost of service. The partners are exempt from state income tax in Rhode Island. Computed federal income taxes payable by partners are as follows (dollars in thousands):

                                                              1996           1995
     Current                                                  $5,713              $6,392
     Deferred                                                   (318)               (350)
                                                              ------              ------
                                                              $5,395              $6,042
                                                              ======              ======

                      OCEAN STATE POWER II

                 NOTES TO FINANCIAL STATEMENTS
                       DECEMBER 31, 1995

                          (Continued)

(7)  PROVISION FOR INCOME TAXES PAYABLE BY PARTNERS (Continued)

     The tax effects of the temporary differences and tax carryforwards that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December
     31, 1996 and 1995 are presented below (dollars in thousands):

                                                                   1996           1995
      Deferred tax assets
         Site restoration reserve                               $ 1,872             $ 1,402
         Other                                                      215                 189
                                                                -------             -------
         Total deferred tax assets                                2,087               1,591
                                                                -------             -------
      Deferred tax liabilities
         Property, plant and equipment                            5,244               4,829
         Regulatory asset                                            39                  69
         Debt expense                                                 -                 207
                                                                -------             -------
         Total deferred tax liabilities                 5,283        5,105
                                                      -------      -------
         Net deferred tax liability                   $ 3,196      $ 3,514
                                                      =======      =======

     A valuation allowance has not been recorded at December 31, 1996 and 1995, as OSP II expects that all deferred income tax assets will be utilized in the future.

(8)  DISCLOSURE OF FAIR MARKET VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts of cash and cash equivalents approximate fair value because of the short maturity of these investments. The fair value of the site restoration fund is based on the quoted market prices of the investments of the fund. The fair value of long-term debt is estimated based on currently quoted market prices for similar types of borrowing arrangements.

     The estimated fair value of OSP II's financial instruments as of December 31, 1996 are as follows (dollars in thousands):

                                Carrying Value                             Fair Value
     Cash and cash equivalents               $    516                           $    516
     Site restoration fund                      5,383                              5,383
     Long-term debt                            75,720                             80,591